Quality Gold Holdings, Inc.

500 Quality Blvd.

Fairfield, OH 45014

June 21, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Quality Gold Holdings, Inc.
Request to Withdraw Registration Statement on Form S-4
File No. 333-268971

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Quality Gold Holdings, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company's Registration Statement on Form S-4 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on December 23, 2022 and amended on February 10, 2023 and April 27, 2023.

The grounds upon which the Company is making this application for withdrawal are that the Company does not intend to proceed with the planned registered offering of its shares of common stock under the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Michael Langhammer, Chief Executive Officer and President, Quality Gold Holdings, Inc., at the above-mentioned address, facsimile number 513-642-2452, with a copy to Patricia M. Plavko, Frost Brown Todd LLP, 9277 Centre Pointe Drive, Suite 300, West Chester, Ohio 45069, facsimile number 513-870-0999.

Please contact Patricia M. Plavko of Frost Brown Todd LLP at 513-870-8297 or pplavko@fbtlaw.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

Quality Gold Holdings, Inc.

By:	/s/ Michael Langhammer

Michael Langhammer, Chief Executive Officer and President

cc:	Patricia M. Plavko, Frost Brown Todd LLP
Alan MacDonald, Frost Brown Todd LLP
Sidney Burke, DLA Piper LLP (US)
Stephen P. Alicanti, DLA Piper LLP (US)

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